[EDENTIFY LOGO]
Kenneth R. Vennera, Esquire
General Counsel
Direct Dial: 610-814-6832
Email: kvennera@edentify.us
February 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Barbara Jacobs

Re:	Edentify, Inc. (the “Registrant”) Registration Statement on Form SB-2, as amended (File No. 333-139110)
Ladies and Gentlemen:
     In response to the comments received in your letter dated February 12, 2007, please note the following:
Registration Statement on Form SB-2
Comment 1: We note your Item 8.01 Form 8-K filed February 5, 2007 and your revised disclosure regarding your acquisition of Zelcom. Please advise us of the basis for disclosing your acquisition pursuant to Item 8.01 of Form 8-K. Please also advise us whether financial statements for Zelman (sic) are required pursuant to Rule 310(c) of Regulation S-B. Please not that unless Rule 310(c)(3(iv) is available your registration statement will not be declared effective until the financial information required by Rule 310(c) is provided. If applicable, please provide us your analysis with respect to the availability of Rule 310(c)(3)(iv).
1.	We disclosed the acquisition of Zelcom pursuant to Item 8.01 of Form 8-K because it was not a material acquisition. None of the conditions set forth in Item 310(c)(2) [the testing provisions mandated by 310(c)(3)(iv)] are significant at the 50% level. Testing the value of the shares issued versus our total assets (Item 310(c)(2)(i)) gives a value of (375,000 x .65) / 4,347,226 or .056 (i.e. 5.6%) Only 375,000 shares of the total shares to be issued in consideration for the acquisition are guaranteed to be issued to the Zelcom Principals. Pursuant to Section 2.1(b) of the Acquisition agreement, the second tranche of 375,000 shares is only issuable in the event that certain business goals are met (thus, they are conditional consideration and may not ever be issued). Testing of the total assets of the acquiree to our total assets pursuant to Item 310(c)(2)(ii) gives a value of 38,902 / 4,347,226 or .0089 (0.89%). Testing of Zelcom’s equity from continuing operations to ours on an absolute value basis (both are deficits) pursuant to Item 310(c)(iii) gives a value of 21,355 / 2,122,885 or .01 (i.e. 1%). In addition, the transaction meets the requirements of Item 310(c)(iv)(B). In accordance with the regulations, we do not believe that financial statements are required.
Executives’ Annual and Long-Term Compensation, Page 32
Comment 2: We note your revised executive compensation disclosure. It does not appear, however, that executive compensation information for fiscal year 2006 has been provided. During the transition of our new executive compensation disclosure requirements, only executive compensation for fiscal year 2006 need be disclosed pursuant to the new requirements. Please see Section VII of Release 33-8732A. We note, however, that you have already provided disclosure in compliance with our new disclosure requirements for your fiscal year 2005. Accordingly, please provide compensation disclosure for your last two completed fiscal years pursuant to Item 402(b)(1) of Regulation S-B in accordance with our new disclosure requirements. Please see Question 8 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers for additional guidance.
2.	We have modified the disclosure to include information for FY 2006 for executive compensation.
Comment 3: We note your disclosure of the value of the option awards granted to your executive officers. Please note that pursuant to Release No. 33-8765, “the dollar amount of compensation cost recognized over the requisite service period, as described in FAS 123R, will be the amount reported in the Stock Awards and Option Awards columns in the Summary Compensation Table.” Accordingly, please revise to disclose the compensation cost recognized in the applicable year for the option awards disclosed for your officers. Further, please provide the dollar value of your officer’s total compensation pursuant to Item 402(b)(2)(x) of Regulation S-B.
3.	Please see revised Registration Statement filed today on page 32.
Exhibit 5.1
Comment 4: We note your response to comment 8 of our letter dated January 31, 2007 that “only the shares to Bushido and Gamma... were actually issued.” Counsel’s opinion does not appear to address the validity of any shares that are issued and outstanding. If your registration statement offers shares for resale that are currently issued and outstanding, please revise counsel’s opinion to specifically address such shares.
4.	Counsel re-drafted the opinion following the last comments to address only those new shares that were being registered as “add-on” to the prior registration statement. The 2,000,000 shares issued to Gamma and Bushido were shares underlying the warrants that were registered as part of the prior registration statement that the current registration statement amends (i.e. were already registered and covered by the previous opinion attached to that registration statement). In the interest of saving time, we have further amended the opinion letter to address the 2,000,000 shares. We have not issued any of the new shares being registered. The 363,000 shares listed as “common stock” on the face of our original registration statement (for purposes of the calculation of the registration fee) were going to be issued as restricted shares pending the effectiveness of this current registration statement, however, management decided to wait until the current registration statement was declared effective before issuing same.
     We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended (the “Act”), and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form SB-2, as amended, effective as of 5:00 p.m., February 14, 2007, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges: (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant is aware of its obligations under the Act.
     Please direct any questions regarding the Registration Statement or this request to me at (610) 814-6832.

Sincerely,
/s/ Kenneth R. Vennera
Kenneth R. Vennera, Esquire

74 West Broad Street
Suite 350
Bethlehem, PA 18108